Registration Statement No. 333-217200

Filed Pursuant to Rule 433

Dated November 13, 2019

MicroSectors Launches 1x FANG+ Technology Exchange Traded Product on NYSE Arca

NEW YORK, November 13, 2019 - REX Shares, LLC (REX) will add to the MicroSectors™ lineup with the launch of the 1x Exchange Traded Notes linked to the NYSE FANG+™ Index (the Index), which will be issued by Bank of Montreal (TSX:BMO)(NYSE:BMO). The 1x exchange traded note will complement the existing FANG+ ETNs, which currently offer investors from +3x through -3x daily resetting leveraged and inverse leveraged exposure. The 1x MicroSectors™ FANG+™ Exchange Traded Notes (symbol: FNGS) (the ETN), started trading November 13, 2019 on NYSE Arca.

The NYSE® FANG+™ Index includes 10 highly liquid stocks that represent industry leaders across today’s tech and internet/media companies. The index’s underlying composition is equally weighted across all stocks, providing a unique performance benchmark that allows for a value-driven approach to investing. While the performance of indices weighted by market capitalization can be dominated by a few of the largest stocks, an equal-weighting allows for a more diversified portfolio.

REX views the FANG+ lineup as a pure way to trade and invest in big tech. "We originally launched the 3x/-3x FANG+ products (FNGU & FNGD) as an alternative to current tech leveraged trading products. As a result of their popularity, and with feedback from clients, we decided to expand our FANG+ product offering to include beta-1 or 1x products,” said Scott Acheychek, President of REX. “With the popularity of social media and demand for more processing power, the demand for pure-tech investments has grown significantly. However, the tech index landscape has changed dramatically in recent years. The Nasdaq-100 has expanded beyond its traditional tech-only approach by including many companies that are not typically associated with the technology industry. This expansion has altered the tech-only exposure that investors have come to expect from the popular QQQ products. In addition, changes to the GICS sector classifications have forced the five FAANG names to be included in three different sector classifications. We brought this product because we kept hearing from clients who wanted long-only concentrated exposure to innovative tech and tech-enabled companies. This is precisely what the NYSE FANG+ Index offers. We are excited to expand our offering to now include 1x FANG+ and continue our partnership with BMO as issuer, and ICE Data Indices, LLC.”

Please reach out to us with any questions.

Regards,

Scott Acheychek
President, REX Shares

Adam Stempel
Director, BMO Capital Markets

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including certain pricing supplements, and a product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about each of the offerings to which this press release relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplement the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

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About REX

REX Shares is an independent provider of exchange-traded products (ETPs). As ETP architects, the REX team specializes in creating investment vehicles that solve specific access or efficiency challenges in investor portfolios. The firm is rooted with decades of structuring and building innovative exchange-traded product solutions.

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About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $839 billion as of July 31, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

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www.bmo.com

MicroSectors™ and REX™ are registered trademarks of REX Shares, LLC (“REX”). FANG+ is a registered trademark of ICE Data Indices, LLC (“ICE Data”). The trademarks have been licensed for use for certain purposes by Bank of Montreal. The NYSE® FANG+™ Index is a product of ICE Data, and has been licensed for use by Bank of Montreal. The ETNs are not sponsored or sold by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”) or by ICE Data or any of its affiliates or third party licensors (collectively, “ICE Data Index Parties”). REX Index Parties and ICE Data Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the NYSE® FANG+™ Index to track general market performance. REX Index Parties and ICE Data Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties and ICE Data Index Parties.